PROSPECTUS SUPPLEMENT NO. 2 (to Prospectus dated November 10, 2025)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-290528

Secondary offering of up to 1,215,299 ordinary shares offered by the Selling Shareholder

This prospectus supplement updates, amends and supplements the prospectus dated November 10, 2025 (the “Original Prospectus”), contained in our Registration Statement on Form F-1, effective as of November 10, 2025 (Registration No. 333-290528) (the “Registration Statement”), relating to the offering of up to 1,000,000 ordinary shares, consisting of the Pre-Delivery Shares, which amount is inclusive of the 301,419 ordinary shares underlying the senior convertible note (the “Initial Conversion Shares”) and 129,179 ordinary shares issuable upon the conversion of the remaining senior convertible note (the “Additional Conversion Shares” and, together with the Initial Conversion Shares, the “Conversion Shares”). In addition, the Original Prospectus related to the offer and resale from time to time of up to 150,709 ordinary shares underlying the warrants (the “Initial Exercise Shares”) and 64,590 ordinary shares issuable upon the exercise of the warrants (the “Additional Exercise Shares” and, together with the Initial Exercise Shares, the “Exercise Shares”).

On August 29, 2025, Blue Gold Limited, a Cayman Islands exempted company limited by shares (the “Company”), entered into a Securities Purchase Agreement (the “August Note SPA”) with 3i, LP (“3i”) authorizing a new series of senior convertible notes, in the aggregate principal amount of up to $5,434,783, referred to herein as the “senior convertible notes,” and warrants, referred to herein as the “warrants,” to purchase up to an aggregate of 215,299 Class A ordinary shares, par value $0.0001 per share, of the Company, referred to herein as “ordinary shares.” The warrants are exercisable for ordinary shares at an exercise price of $16.88. The senior convertible notes are convertible for ordinary shares at a conversion price of $13.51 per share, subject to adjustment as described therein.

On September 3, 2025, the Company issued the following to 3i pursuant to the August Note SPA: (i) a senior convertible note in the principal amount of $3,804,348 (at an original issue discount of 8%) and (ii) a warrant to purchase up to 150,709 ordinary shares all for an aggregate purchase price of $3,500,000). On November 12, 2025, the Company issued to 3i (i) an additional senior convertible note in the principal amount of $1,630,435 at an 8% discount and (ii) 64,590 additional warrants, all for an aggregate purchase price of $1,500,000.

In addition, pursuant to the August Note SPA, 3i may receive up to an aggregate of 1,000,000 Pre-Delivery Shares (as defined in the August Note SPA) at any time upon notice to the Company. If the Company is required to deliver ordinary shares to 3i, whether upon conversion of the senior convertible notes or otherwise, any Pre-Delivery Shares held by 3i (or its designee) at such time shall apply, on a share for share basis, as available, against each ordinary share required to then be delivered. In the event that 3i (or its designees) holds any Pre-Delivery Shares as of the date that all senior convertible notes issued pursuant to the August Note SPA are no longer outstanding (whether following the conversion or redemption, as applicable, of such senior convertible notes), 3i is obligated to promptly return any such Pre-Delivery Shares to the Company for cancellation.

On December 1, 2025, the Company entered into a Letter Agreement with 3i pursuant to which the Company and 3i agreed that, in lieu of the payment in cash of the first installment amount of $1,017,663.09 (the “First Installment”) due on December 3, 2025, 3i will have the right to convert the entire First Installment, or any portion thereof, at its option, at a conversion price equal to 93% of the lowest volume-weighted average price (“VWAP”) for the five (5) Trading-Day period prior to the date of the Holder’s applicable conversion notice.

On January 23, 2026, the Company entered into the Omnibus Amendment (as defined below) to amend the August Note SPA and the notes and warrants issued pursuant to the August Note SPA. See the section titled “Omnibus Amendment to the Securities Purchase Agreement, Senior Convertible Notes and Warrants.”

The Class A ordinary shares issuable by the Company at 3i’s option shall be issued from the Pre-Delivery Shares registered under the Original Prospectus, as supplemented by this prospectus supplement (together, the “Prospectus”), and the registration statement on Form F-1 (File No. 333-290528) (the “Registration Statement”) to which it relates and shall become Delivery Shares (as defined in the senior convertible note with 3i) pursuant to the terms of the senior convertible note.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments” for additional information. 3i is also referred to herein as the “Selling Shareholder.”

This Prospectus, relates to the offer and resale from time to time of up to 1,000,000 ordinary shares, consisting of the Pre-Delivery Shares, which amount is inclusive of the Conversion Shares. In addition, this Prospectus relates to the offer and resale from time to time of the Exercise Shares.

The exercise price of the warrants has been amended to $0.01 per share. We do not expect to rely on the cash exercise of warrants to fund our operations. Instead, we intend to rely on sources of cash discussed elsewhere in this Prospectus to continue to support our operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for additional information.

The Selling Shareholder may, from time to time, sell the ordinary shares offered by them described in this Prospectus. We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholder. We received $1,500,000 for the sale and issuance of the additional senior convertible note in the principal amount of $1,630,435 at an 8% discount and for the 64,590 additional warrants. We expect to use the net proceeds from the sale and issuance of the additional senior convertible note and warrants and the exercise of warrants for general corporate purposes. See “Use of Proceeds” for additional information. We will bear all costs, expenses and fees in connection with the registration of the Selling Shareholder’s ordinary shares. The Selling Shareholder will pay any underwriting discounts and commissions and expenses incurred by the Selling Shareholder for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Shareholder in disposing of their ordinary shares.

Our ordinary shares are listed on The Nasdaq Global Market under the symbol “BGL” and our warrants are listed on The Nasdaq Capital Market under the symbol “BGLWW.” On December 2, 2025 the closing price of our ordinary shares was $4.57 per share and the closing price of our warrants was $0.525. Our securities have recently experienced extreme volatility in price and trading volume. From June 26, 2025, the first day of trading, to December 2, 2025, the closing price of our ordinary shares ranged from as low as $7.23 to as high as $133.00 and daily trading volume ranged from 30,948 to 1,147,782 ordinary shares. Likewise, during the same period, the closing price of our warrants ranged from as low as $0.08 to as high as $0.75 and daily trading volume ranged from 8,548 to 1,803,071 warrants. During this time, we have not experienced any material changes in our financial condition or results of operations that would explain such price volatility or trading volume. See “Risk Factors — Risks Relating to our Securities — The price of the Blue Gold Limited ordinary shares may fluctuate significantly, which could negatively affect Blue Gold Limited and holders of its ordinary shares.”

This prospectus supplement should be read in conjunction with the Original Prospectus and the Registration Statement, and is qualified by reference to the Original Prospectus and the Registration Statement, except to the extent that the information presented herein supersedes the information contained in the Original Prospectus or the Registration Statement. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Original Prospectus, including any amendments or supplements thereto. We may amend or supplement this Prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are an “emerging growth company” as defined under federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary — Emerging Growth Company.”

We are a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company disclosure and reporting requirements. See “Prospectus Summary — Foreign Private Issuer.”

Investing in our ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 12 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities being offered by this Prospectus, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 27, 2026

OMNIBUS AMENDENT TO THE SECURITIES PURCHASE AGREEMENT, SENIOR CONVERTIBLE NOTE AND WARRANT

This prospectus supplement is being filed to disclose the following:

On January 23, 2026, the Company entered into an Omnibus Amendment to Securities Purchase Agreement and Senior Convertible Notes with 3i (the “Omnibus Amendment”) to amend (i) the August Note SPA; (ii) the Senior Convertible Note issued to 3i, dated September 3, 2025, in the original principal amount of $3,804,348 (the “First Note”); (iii) the subsequent Senior Convertible Note issued to 3i, dated November 12, 2025, in the original principal amount of $1,630,435 (the “Second Note,” and, together with the First Note, the “Existing Notes”); (iv) a warrant to purchase 150,709 Class A ordinary shares of the Company, dated as of September 3, 2025, issued to 3i(the “First Warrant”); and (v) a warrant to purchase 64,590 Class A ordinary shares of the Company, dated as of November 12, 2025, issued to 3i in connection with the Existing Notes (the “Second Warrant,” and together with the First Warrant, the “Existing Warrants”).

Pursuant to the Omnibus Amendment, beginning January 23, 2026, subject to an existing Event of Default (as defined in the Existing Notes), 3i agrees that neither it nor an affiliate will sell or otherwise dispose of certain shares on any Trading Day (as defined in the August Note SPA) in an amount that exceeds the greater of (i) ten percent (10%) of the aggregate daily trading volume of the Company’s Class A ordinary shares reported on its principal market and (ii) $10,000 per trading day through February 15, 2026 and $40,000 per trading day thereafter.

The Omnibus Amendment amends the conversion price mechanics in the Existing Notes such that the conversion price is fixed at $3.00 through February 15, 2026, and thereafter equals the lower of (i) 93% of the lowest VWAP during the three (3) trading days immediately preceding a Conversion Notice (as defined in the Existing Notes) (subject to a $0.50 floor price) and (ii) $10.00, in each case as adjusted for customary equity events. The Omnibus Amendment additionally amends the events of default to clarify that a failure to pay principal, make-whole amounts, interest, late charges or other amounts (other than installment amounts) when due constitutes an event of default if not cured within ten (10) Trading Days, applicable solely to unpaid interest and late charges. Further, the Omnibus Amendment provides 3i with a five (5) trading day election period following receipt of a Company Optional Redemption Notice (as defined in the Existing Notes) to convert all or any portion of the Conversion Amount (as defined in the Existing Notes), with any conversion amount reducing the applicable redemption amount. In addition, the Omnibus Amendment modifies the installment payment provisions to require cash payment of Installment Amounts (as defined in the Existing Notes) only on Installment Dates (as defined in the Existing Notes) on or prior to January 1, 2026 (unless converted). After January 1, 2026, no Installment Amount shall become payable or owed by the Company, other than the Maturity Date (as defined in the Existing Notes).

Finally, the Omnibus Amendment amends the exercise price in the Existing Warrants to $0.01.

Concurrently with the Omnibus Amendment, on January 23, 2026, the Company issued to 3i (i) a senior convertible note in the principal amount of $1,630,435 (the “January Note”) and (ii) a warrant to purchase 64,590 Class A ordinary shares of the Company (the “January Warrant”).

The January Note matures on January 23, 2027. The January Note is convertible into Class A ordinary shares of the Company pursuant to the same conversion mechanics of the Existing Notes. The January Note is in the same form as the Existing Notes and contains the same terms and conditions, including certain negative covenants. The January Note also contains standard and customary events of default.

The January Warrant is exercisable for up to an aggregate of 64,590 Class A ordinary shares at a price of $0.01 per share (the “January Warrant Exercise Price”). The January Warrant may be exercised during the period commencing January 23, 2026 and ending January 23, 2031. The January Warrant Exercise Price is subject to customary adjustments for stock dividends, stock splits, issuances of additional Class A ordinary shares and the like.

Pursuant to the terms of the January Note and the January Warrant, the Company shall not effect a conversion of any portion of the January Note or an exercise of the January Warrant, to the extent that after giving effect to such conversion or exercise, as applicable, 3i would beneficially own in excess of 4.99% (or, at the option of 3i, 9.99%) of the Class A ordinary shares of the Company outstanding immediately after giving effect to such conversion.

Secondary offering of up to 1,215,299 ordinary shares offered by the Selling Shareholder

Prospectus Supplement

The date of this prospectus supplement is January 27, 2026